SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                         (AMENDMENT #2)

                 FIRST CITIZENS BANCSHARES, INC.
                        (Name of Issuer)

                       COMMON CAPITAL STOCK
                 (Title of Class of Securities)

                             319462-10
                          (CUSIP Number)

 Check the following box if a fee is being paid with this statement __.

 1)  Name and S. S. Number of Reporting Person

  First Citizens National Bank Employee Stock Ownership Plan and Trust

  62-0201100
 ---------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) X

     (b) _____________________________________________________________
 ----------------------------------------------------------------------------

 3)  SEC Use Only ___________________________________________________
 ----------------------------------------------------------------------------

 4)  Citizenship or Place of Organization     Dyersburg, Tennessee
 ----------------------------------------------------------------------------

 Number of       (5) Sole Voting Power       715,535
Shares Bene-    -------------------------------------------------------------
   ficially      (6) Shared Voting Power           0
Owned by        -------------------------------------------------------------
 Each Report-    (7) Sole Dispositive Power  715,535
ing Person       ------------------------------------------------------------
 With            (8) Shared Dispositive Power      0
-----------------------------------------------------------------------------

 9)  Aggregate Amount Beneficially Owned by Reporting Person    715,535
 ----------------------------------------------------------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
-----------------------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row 9            19.31%
 ----------------------------------------------------------------------------

12)  Type of Reporting Person                                      EP
 ----------------------------------------------------------------------------
Item 4.  Ownership as of December 31, 1999

         (a)  Amount Beneficially Owned:
                                   715,535

         (b)  Percent of Class:
                                    19.31%

         (c)  Number of shares as to which such person has:
              (i) sole power to vote or to direct the vote      715,535
              (ii) shared power to vote or to direct the vote         0
              (iii) sole power to dispose or to direct the
                      disposition of                                  0
              (iiii) shared power to dispose or to direct
                       the disposition of                       715,535

Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     February 7, 2000
     Date

     /s/Tommy Lipford
     Tommy Lipford/Administrator of First Citizens National Bank ESOP
      Plan & Trust


     /s/Kerrie Heckethorn
     Kerrie Heckethorn/Administrator of First Citizens National Bank
      ESOP Plan & Trust

     /s/Judy Long
     Judy Long/Administrator of First Citizens National Bank ESOP
      Plan & Trust

     /s/Jeff Agee
     Jeff Agee/Administrator of First Citizens National Bank ESOP
      Plan & Trust

     /s/Ben Ragan
     Ben Ragan/Administrator of First Citizens National Bank ESOP
      Plan & Trust